

February 1, 2010

By Facsimile and U.S. Mail
Mr. Reynan Ballan
Chief Financial Officer
Stanford Management, Ltd.
2431 M. de la Cruz Street
Pasay City, Philippines

> **Re:** **Stanford Management, Ltd.**
> **Form 10-K for the Fiscal Year Ended August 31, 2009**
> **Filed October 20, 2009**
> **Form 10-Q for the Quarterly Period Ended November 30, 2009**
> **Filed January 8, 2010**
> **File No. 1-33090**

Dear Mr. Ballan:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended August 31, 2009

Item 9A-Controls and Procedures, page 18

1. Please disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the

report, based on the evaluation of these controls and procedures. See Item 307 of Regulation S-K and  Exchange Act Rule 13a-15(e).

2.      Please clarify if your management has performed its assessment of internal control over financial reporting as of August 31, 2009.  See Item 308 of Regulation S-K.  If management has performed its assessment, please amend your filing to include;

- a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting;

- a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting; and

- your assessment of the effectiveness of your internal control over financial reporting as of August 31, 2009, including a statement as to whether or not internal control over financial reporting is effective.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76).  You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77).  You can find this release at
- http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

Please note that the failure to perform management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports.  For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Item 9A(T), page 21

3.    You state that you will have to introduce certain changes in internal control and procedures to protect the company assets. However, Item 308(c) of Regulation S-K requires that you disclose any change in the registrant's "internal control over financial reporting" identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fiscal quarter that has "materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting." Revise your disclosure accordingly.

Form 10-Q for the Quarterly Period Ended November 30, 2009

Item 4. Controls and Procedures, page 18

4.    Please disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report, based on the evaluation of these controls and procedures. See Item 307 of Regulation S-K and  Exchange Act Rule 13a-15(e).

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief